UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

June 20, 2016

Tesla Motors, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34756	91-2197729
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3500 Deer Creek Road

Palo Alto, California 94304

(Address of principal executive offices, including zip code)

(650) 681-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03	Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)

On and effective June 20, 2016, the Board of Directors (the “Board”) of Tesla Motors, Inc. (the “Company”) approved an amendment to the Company’s Amended and Restated Bylaws (the “Bylaws”), to implement a forum selection bylaw (the “Bylaw Amendment”). The Bylaw Amendment provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for or based on a breach of fiduciary duty owed by any current or former director or officer or other employee of the Company to the Company or its stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Company or any current or former director or officer or other employee of the Company arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”) or the Company’s certificate of incorporation or Bylaws (as either may be amended from time to time), (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim” as that term is de-fined in Section 115 of the DGCL, shall be a state court located within the State of Delaware (or, if no such state court has jurisdiction, the federal district court for the District of Delaware).

The foregoing summary is qualified in its entirety by reference to the Bylaws, as amended by the Bylaw Amendment, which is filed as Exhibit 3.1 to this Current Report and incorporated by reference herein.

Item 8.01	Other Events.

On June 21, 2016, the Company published a post on its website blog announcing that the Board approved the making of a preliminary all-stock proposal to the Board of Directors of SolarCity Corporation to acquire all of the issued and outstanding shares of SolarCity Corporation, subject to the Company’s satisfactory completion of due diligence.

The blog posting is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibit No.	Description

3.1	Amended and Restated Bylaws of Tesla Motors, Inc., effective as of June 20, 2016.

99.1	Blog Posting, dated June 21, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TESLA MOTORS, INC.

By:	/s/ Todd A. Maron
Todd A. Maron General Counsel

Date: June 21, 2016

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Bylaws of Tesla Motors, Inc., effective as of June 20, 2016.

99.1	Blog Posting, dated June 21, 2016.